Filed by Danaher Corporation

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Danaher Corporation

Commission File Number: 1-8089

The following letter was provided to certain employees of Danaher Corporation.

October 13, 2014

Dear Associates,

As you saw, earlier today we announced an agreement to merge the four Test & Measurement businesses that make up our Communications platform with NetScout Systems to create a company with extensive global scale and best in class solutions to manage and secure the networks of both telecom service providers and high performance enterprises (click here to read the press release). I know this news comes as a surprise to most of you, and you probably have a lot of questions about why we are doing this and how it could impact you.

First, let me give you my perspectives on the announcement. A combined Danaher/NetScout network management and security business presents a tremendous opportunity—not only for our customers, but also our associates. We have highly complementary businesses, customers and technologies that will benefit from us working together. With our large, telecom service provider-base and NetScout’s high performance enterprise network, we will have a superior global presence and the commercial scale needed to compete and win in the $6 billion network management and security market. Our combination will also lead to enhanced growth and innovation opportunities for both businesses, particularly in cloud, big data and analytics.

We will be able to offer all customers access to a best in class, comprehensive suite of capabilities from one supplier and help them to recognize more operational value from an expanded global services and support organization.

For our Communications associates who will become NetScout employees, you will be part of a large, domain-focused enterprise that will provide significant career opportunities. The combined business will have the best technology professionals in the industry today. Overall, as a result of the shared strategic objectives created from combining organizations, we think this will be a great environment for career growth, learning, networking, and ongoing development. We have prepared an FAQ to address some of the most common questions you may have. We don’t have all the answers right now, as today is just Day 1 of a multi-month transition plan. Please be patient as we work through the details. We will keep you informed along the way. We will also be informing and consulting with the relevant employee representatives bodies, as applicable.

Today’s announcement brings clarity to a multi-year discussion with NetScout about how we might work together. I have been a part of those discussions since the beginning and I can tell you that there is tremendous long term success built into this combination. Tom Joyce, the Danaher Board of Directors, and I are all supportive of this deal. While I will remain a Danaher leader, I will join the Board of Directors of the new NetScout to provide governance and oversight going forward. This deal is a partnership with the NetScout team and we believe the combination of technology, customers and people will allow us to create something truly unique.

As part of the new organization Richard Kenedi, President of Tektronix Communications and Matt Moynahan, President of Arbor Networks will join the new NetScout, while Arif Kareem, President of Fluke Networks, and Amir Aghdaei, Group Executive for the Communications platform will stay with Danaher.

Danaher remains fully committed to our diversified, science and technology portfolio structure, including our Test & Measurement businesses. Fluke and Tektronix are two of the best brands in the industry and we will continue to invest in innovation and new products to support their growth. We’ll also continue to invest in our disruptive computing solutions. We made a big bet with the creation of Danaher Labs just a couple of months ago and will continue to develop reference architectures and ecosystems for the benefit of all Danaher businesses. Merging our Communications businesses with NetScout does not change our strategic priorities.

I’m on the road this week with Amir and Anil Singhal, the President, Chairman and CEO of NetScout, to meet with our Communications associates. I look forward to seeing many of you during those sessions and sharing our new and compelling vision of the future. In the meantime, it’s business as usual. Q4 is an important one for us. Let’s remain focused on executing our business strategies and driving growth.

Thanks,

Jim

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of NetScout, Danaher’s Communications business or Danaher. In connection with the proposed transaction, NetScout and Danaher’s Communications subsidiary will file registration statements with the SEC registering shares of NetScout common stock and Danaher’s Communications subsidiary common units in connection with the proposed transaction. NetScout’s registration statement will also include a proxy statement and prospectus of NetScout relating to the proposed transaction. Danaher shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and NetScout shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about NetScout, Danaher’s Communications business and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Danaher upon written request to Danaher Corporation, Investor Relations, 2200 Pennsylvania Ave, NW Suite 800W, Washington, DC 20037, or by calling (202) 828-0850 or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of NetScout. However, Danaher, NetScout and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of NetScout in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Danaher may be found in its Annual Report on Form 10-K filed with the SEC on February 22, 2014 and its definitive proxy statement relating to its Annual Meeting of Shareholders filed with the SEC on April 2, 2014. Information about the directors and executive officers of NetScout may be found in its Annual Report on Form 10-K filed with the SEC on May 20, 2014, and its definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on July 24, 2014.